Alderman & Company Capital, LLC

Report Pursuant to Rule 17A-5 of

The Securities and Exchange Commission

December 31, 2019



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67019

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Alderman & Company Capital, LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35 Warrington Round
_____
(No. and Street)

Danbury	CT	06810
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kris Goldbach   (704) 783-6658
_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Knight Rolleri Sheppard CPAS, LLP
_____
(Name – if individual, state last, first, middle name)

1499 Post Rd, Suite 1040	Fairfield	CT	06824
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, William H. Alderman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alderman & Company Capital, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Cheryl Wolf

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CHERYL WOLF NOTARY PUBLIC EXP. MARCH 31, 2020 CONNECTICUT

Alderman & Company Capital, LLC
Table of Contents



Knight • Rolleri • Sheppard, CPAS, LLP
Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
 of Alderman & Company Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Alderman & Company Capital, LLC as of December 31, 2019 and 2018, the related statements of income, changes in member's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Alderman & Company Capital, LLC as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Alderman & Company Capital, LLC's management. Our responsibility is to express an opinion on Alderman & Company Capital, LLC's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Alderman & Company Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Reconciliation of Net Capital From Quarterly Focus – Rule 17a-5(d)(4) of the Securities and Exchange Commission to Annual Audited Financial Statements has been subjected to audit procedures performed in conjunction with the audit of Alderman & Company Capital, LLC's financial statements. The supplemental information is the responsibility of Alderman & Company Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Reconciliation of Net Capital From Quarterly Focus – Rule 17a-5(d)(4) of the Securities and Exchange Commission to Annual Audited Financial Statements is fairly stated, in all material respects, in relation to the financial statements as a whole.

KRS CPAS, LLP

Knight Rolleri Sheppard CPAS, LLP
We have served as Alderman & Company Capital, LLC's auditor since 2006.

Fairfield, Connecticut
February 12, 2020

1499 Post Road, Suite 1040 • Fairfield, CT 06824 | 115 E. Putnam Avenue • Greenwich, CT 06830
p:203.259.2727 • f:203.256.2727 www.krscpasllp.com

American Institute of Certified Public Accountants • Connecticut Society of Certified Public Accountants
New York State Society of Certified Public Accountants • Public Company Accounting Oversight Board

Alderman & Company Capital, LLC
Statements of Financial Condition
December 31, 2019 and 2018

	2019	2018
Assets		
Current assets		
Cash and equivalents	$ 54,531	$ 46,742
Prepaid expenses	1,650	1,650
Total current assets	56,181	48,392
Property and equipment		
Electronic data processing equipment	4,218	4,218
Accumulated depreciation	(4,218)	(3,903)
Net property and equipment	-	315
Total assets	$ 56,181	$ 48,707

Liabilities and Member's Equity

	2019	2018
Current liabilities		
Accounts payable	$ 1,200	$ 900
Accrued liabilities	14,000	14,250
Total current liabilities	15,200	15,150
Member's equity	40,981	33,557
Total liabilities and member's equity	$ 56,181	$ 48,707

See report of independent registered public accounting firm and notes to financial statements.


Alderman & Company Capital, LLC
Statements of Income
For the Years Ended December 31, 2019 and 2018


		2019		2018
Fee revenue and reimbursed expenses	$	15,934	$	50,000
Operating expenses				
Accounting and audit fees		26,400		26,182
Airfare		1,680		3,997
Bank charges		75		67
Computer software and supplies		116		76
Conferences		50		2,251
Connectivity charges		5,379		9,106
Consultants		10,200		9,200
Depreciation		315		842
Dues and subscriptions		160		-
Gas, parking and tolls		372		26
Hotel and lodging		1,513		290
Insurance		576		576
Legal fees		267		549
Local transportation		518		202
Marketing and promotion		80		255
Meals		291		16
Office supplies		351		340
Regulatory fees		9,690		13,666
Taxes		-		125
Total operating expenses		58,033		67,766
(Loss) income from operations		(42,099)		(17,766)
Other income (expenses)				
Interest income		23		20
Total other income (expenses)		23		20
Net (loss) income	$	(42,076)	$	(17,746)

Alderman & Company Capital, LLC
Statements of Changes in Member's Equity
For the Years Ended December 31, 2019 and 2018

Member's equity, December 31, 2017	$	38,765
Member contributions during 2018		43,000
Member distributions during 2018		(30,462)
Net loss, 2018		(17,746)
Member's equity, December 31, 2018		33,557
Member contributions during 2019		60,500
Member distributions during 2019		(11,000)
Net loss, 2019		(42,076)
Member's equity, December 31, 2019	$	40,981

Alderman & Company Capital, LLC
Statements of Cash Flows
For the Years Ended December 31, 2019 and 2018

	2019	2018
Cash flows from operating activities:		
Net (loss) income	$ (42,076)	$ (17,746)
Adjustments to reconcile changes in net (loss) income		
to cash (used in) operating activities:		
Depreciation	315	842
(Increase) in prepaid expenses	-	(200)
Increase in accounts payable	300	200
(Decrease) increase in accrued liabilities	(250)	2,125
Total adjustments	365	2,967
Net cash (used in) operating activities	(41,711)	(14,779)
Cash flows from financing activities:		
Member contributions	60,500	43,000
Member distributions	(11,000)	(30,462)
Net cash provided by financing activities	49,500	12,538
Net increase (decrease) in cash and equivalents	7,789	(2,241)
Beginning cash and equivalents	46,742	48,983
Ending cash and equivalents	$ 54,531	$ 46,742

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Alderman & Company Capital, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides investment banking expertise to issuers in the aerospace and defense industries. The Company received its FINRA approval for membership on January 27, 2006. The Company's sole member is William H. Alderman. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Cash and equivalents – For the purposes of the statements of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue recognition – Effective January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers.* The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Revenue from contracts with customers includes commission income and fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenues from investment banking services are recognized when the transaction closes. Non-refundable retainers are recognized as revenue in accordance with the terms of the contract and may be applied against transaction fees upon closing.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Accounts receivable - Accounts receivable are carried at cost. No allowance for uncollectable accounts was required at December 31, 2019 or 2018 since there were no accounts receivables at either year-end.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives range from three to five years.

Advertising – The Company policy is to expense advertising as incurred.

Income taxes – The Company is a limited liability company treated as a disregarded entity. Accordingly, in lieu of Federal and state income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements. The member's tax years subject to examination by regulatory authorities are from December 31, 2016 and after.

NOTE 3 – CONCENTRATIONS

The Company has several contracts with clients that generate more than 10% of total annual revenues. For the year ended December 31, 2019, a single client accounted for 90% of total revenue. For the year ended December 31, 2018, a single client accounted for 100% of total revenue.

The Company operates in the aerospace and defense industry.

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $39,331, which was $34,331 in excess of its required net capital of $5,000. The Company's ratio of indebtedness to net capital was .39 to 1.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company has periodically engaged Myles Alderman, the managing partner's brother and a lawyer at Alderman & Alderman, LLC, to perform legal services. The Company paid $267 and $549 of legal fees to Alderman & Alderman, LLC in 2019 and 2018, respectively.

The Company has two sister companies: Alderman & Company Consulting, LLC, a Connecticut consulting company, and Alderman & Company Wings, LLC, a Connecticut aircraft holding company. There were no transactions between the three companies in 2019 or 2018. A third sister company, Alderman & Company Advisors, LLC, a Connecticut registered investment advisor company, ceased operations in early 2018.

NOTE 6 – CONTINGENCIES

The Company evaluates contingencies on an ongoing basis. At December 31, 2019 and 2018, the Company was not aware of any contingent liabilities that could have a subsequent material adverse effect on its results of operations.

NOTE 7 – SUBSEQUENT EVENTS

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events from the statement of financial position date of December 31, 2019 through February 12, 2020 which is the date the financial statements were issued. Management has determined that there are no subsequent events that require disclosure.

Alderman & Company Capital, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2019
Schedule I

Net Capital

Total member's equity	$	40,981
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		40,981
Additions/other credits:		-
Total member's equity and allowable subordinated liabilities		40,981
Deductions/other charges:		
Prepaid expenses		1,650
Net property and equipment		-
Total deductions/other charges		1,650
Net capital	$	39,331

Aggregate indebtedness

Accounts payable and accrued expenses	$	15,200
Total aggregate indebtedness	$	15,200

Computation of basic net capital requirement

Minimum net capital required	$	5,000
Excess net capital	$	34,331
Ratio: Aggregate indebtedness to net capital		38.65%

There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See report of independent registered public accounting firm.

Alderman & Company Capital, LLC
Reconciliation of Net Capital from Quarterly Focus - Rule 17a-5(d)(4) of the
Securities and Exchange Commission to Annual Audited Financial Statements
As of December 31, 2019
Schedule II

Net Capital as reported on 4th Quarter Focus Report	$	39,331
Adjustments from 4th Quarter Focus to Annual Audit		
Audit adjustment		-
Rounding		-
Total adjustments		-
Revised Net Capital as reported in the Annual Audit	$	39,331



Knight • Rolleri • Sheppard, CPAS, LLP
Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
 of Alderman & Company Capital, LLC

We have reviewed management's statements, included in the accompanying Statement Regarding Exemptive Provision Under Rule 15c3-3 of the Securities and Exchange Commission, in which (1) Alderman & Company Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Alderman & Company Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Alderman & Company Capital, LLC stated that Alderman & Company Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Alderman & Company Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alderman & Company Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KRS CPAS, LLP

Knight Rolleri Sheppard CPAS, LLP
Fairfield, Connecticut
February 12, 2020

10

1499 Post Road, Suite 1040 • Fairfield, CT 06824 | 115 E. Putnam Avenue • Greenwich, CT 06830
p:203.259.2727 • f:203.256.2727 www.krscpasllp.com

American Institute of Certified Public Accountants • Connecticut Society of Certified Public Accountants
New York State Society of Certified Public Accountants • Public Company Accounting Oversight Board

Statement Regarding Exemptive Provision
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

Alderman & Company Capital, LLC (The Company) asserts, to its best knowledge and belief, the following:

1) The Company claims an exemption from SEC Rule 15c3-3 under subsection (k)(2)(i)

2) The Company met such exemption provisions in SEC Rule 15c3-3 under subsection (k)(2)(i) from January 1, 2019 to December 31, 2019 without exception.

Signature: